

November 8, 2010

By facsimile to (678) 489-6614 and U.S. mail

Mr. Kenneth Rakestraw
President
Alternate Energy Solutions, Inc.
1061 Highway 92 N.
Fayetteville, GA 30214

Re: Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
        Amendment 1 to Current Report on Form 8-K dated July 27, 2010
        and filed October 28, 2010

Dear Mr. Rakestraw:

    We reviewed the filing and have the comments below.

Exhibit 99.1

Balance Sheet, page F-2

1. We note that you included the value of the shares of common stock issued for services on
    May 15, 2009 within common stock instead of under additional paid-in capital. As you state
    that the shares of your common stock have $0 par value, please revise your presentation to
    include the entire value under additional paid-in capital as this is the amount in excess of the
    par value.

Note 8 – Stockholders' Equity, page F-11

2. We note your response to comment 24 in our letter dated September 20, 2010. As it does not
    appear that you had a recent sales price of common stock as a basis for the $0.05 per share
    value, please revise your disclosure to clarify that the value of the shares issued was based on
    the fair value of the services provided, if correct. Otherwise, please revise your disclosure to
    clarify what the recent sales of common stock your disclosure is referencing.

Note 11 – Subsequent Events, page F-12

3. We note the recast consolidated statement of stockholders' equity (deficit) statement that you provided through July 27, 2010 in response to comment 26 in our letter dated September 20, 2010. Please revise the draft recast statement to address the following:

    •   Please revise the August 1, 2008 (inception) shares issued to founders to reflect the actual 13 million shares issued as shown in BioFuel Technologies, Inc.'s (BFT) historical financial statements. In this regard, we note that the conversion ratio for BFT's shareholders on July 27, 2010 was a one-for-one basis.

    •   The line item, effect of reverse merger, should reflect the shares outstanding for Forsythe at the date of the merger, which are 700,000 shares of common stock. With a par value of $0.0001, the dollar value under the common stock column should be $70. The total for the line item should be Forsythe's total deficit at the date of the transaction less the debt not assumed by BFT. The amount recognized in additional paid-in capital is the difference between the total for the line item and the par value.

Closing

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    •   The company is responsible for the adequacy and accuracy of the disclosure in the filing.

    •   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

    •   The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any other questions.

Very truly yours,

Pamela A. Long
Assistant Director